

Entity Profile Information

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	11/15/2013
	SWAP DEALER PROVISIONALLY REGISTERED	10/09/2013
	EXEMPT FOREIGN FIRM APPROVED	11/20/1998
	NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**	
	PRINCIPAL APPROVED	04/24/2019

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	11/15/2013
SWAP DEALER PROVISIONALLY REGISTERED	10/09/2013
NFA MEMBER PENDING	10/02/2013
SWAP DEALER PENDING	10/02/2013
EXEMPT FOREIGN FIRM APPROVED	11/20/1998
EXEMPT FOREIGN FIRM PENDING	11/11/1998

NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**

PRINCIPAL APPROVED	04/24/2019
PRINCIPAL PENDING	04/23/2019

Outstanding Requirements

Annual Due Date: 12/1/2023

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 6/1/2023

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2023

FOREIGN INDUSTRY CHECK PENDING

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012	

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	11/20/1998	

NFA ID	Doing Business With	Start Date	End Date
0443305	EFFISSIMO CAPITAL MANAGEMENT PTE LTD	4/16/2020	
0495157	EFFISSIMO PARTNERS	4/16/2020	
0488686	PEARL DIVER CAPITAL LLP	8/17/2015	4/9/2019
0461493	JUPITER INVESTMENT MANAGEMENT LIMITED	12/11/2013	2/14/2023
0461442	ICAP ENERGY AS	4/29/2013	
0459466	ENTERPRISE COMMODITY SERVICES LIMITED	3/7/2013	9/4/2013
0410306	NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD	12/28/2012	1/7/2015
0318217	PVM OIL ASSOCIATES LTD	10/26/2012	12/5/2013
0303496	SOCIETE GENERALE	7/20/2011	
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	9/30/1998



Business Information

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Name	**CITIGROUP GLOBAL MARKETS LIMITED**
Form of Organization	**CORPORATION**
Country	**UNITED KINGDOM**
Federal EIN	**Not provided**

Business Address

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone Number	**+44 20 7508-2668**
Fax Number	**+44 20 7508-6968**
Email	**LESLIE.COOMBS@CITI.COM**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**
	CORPORATION
	F



Exempt Foreign Firm Contact Information

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Exempt Foreign Firm Contact Address

First Name	**SUMANA**
Last Name	**SINHA**
Title	**GLOBAL EXPENSES MANAGEMENT TEAM**
Street Address 1	**CITIGROUP CENTRE 1 5TH FLOOR**
Street Address 2	**33 CANADA SQUARE**
City	**CANARY WHARF**
Province	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**011-44-207-986-6327**
Email	**TRADING.EXPENSES@CITI.COM**



Other Names

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

SALOMON BROTHERS INTERNATIONAL LIMITED
ALIAS

SALOMON BROTHERS INTERNATIONAL LTD
DBA   NOT IN USE



Location of Business Records

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**



U.S. Address for the Production of Business Records

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Office Of	**CITIGROUP GLOBAL MARKETS INC.**
Street Address 1	**388 GREENWICH STREET**
Street Address 2	**ATTENTION: LEGAL & COMPLIANCE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10013**



Principal Information

Individual Information

NFA ID	**0468062**
Name	**BARDRICK, JAMES**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-07-2013**

NFA ID	**0547546**
Name	**CHATTERJEE, BISWARUP**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-16-2022**

NFA ID	**0538968**
Name	**CLARK, SALLY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFA ID	**0555745**
Name	**DUCSAI, EVELIN KATALIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**04-13-2023**

NFA ID	**0484489**
Name	**FALL, WILLIAM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFA ID	**0380240**
Name	**FERNANDEZ DE YBARRA, FRANCISCO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-03-2013**

NFA ID	**0519823**
Name	**FLOWERDAY, DAVID LEONARD**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-18-2019**

NFA ID	**0489231**
Name	**HENRY, PETER B**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-20-2023**

NFA ID	**0527216**
Name	**JAIN, DEEPAK**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-26-2020**

NFA ID	**0540535**
Name	**KHAN, RAHMAN ALI**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFA ID	**0522954**
Name	**MORTON, ANDREW JOHN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**04-24-2020**
NFA ID	**0485735**
Name	**MOULDS, JONATHAN PAUL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-08-2022**
NFA ID	**0553314**
Name	**PLUNKETT, IAIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-02-2023**
NFA ID	**0551559**
Name	**RAJA, AMIT ANIL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-25-2022**
NFA ID	**0553311**
Name	**TOBIAS MARIN, FRANCISCO**
TItle(s)	**DIRECTOR**
	CHIEF FINANCIAL OFFICER
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**02-17-2023**
NFA ID	**0488977**
Name	**TROMBETTA, SANTO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-23-2020**
NFA ID	**0515189**
Name	**WIMBORNE, ZOE VICTORIA**
TItle(s)	**DIRECTOR**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-02-2022**

Holding Company Information

NFA ID	**0388448**
Full Name	**CITIGROUP INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**02-27-2014**



Principal Name and Financial Interest

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?
0519517	CITIGROUP GLOBAL MARKETS EUROPE AG		Y



Non-U.S. Regulator Information

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
UNITED KINGDOM	PRUDENTIAL REGULATORY AUTHORITY



Agent Information

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Agent

Agent ID	Agent Name	Start Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

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Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

DMP Filing System

- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID 0291281 🔍 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

❓ Archived Criminal Disclosure Matter Summary ⌃

There are currently no archived DMPs.

NFA is the premier independent provider of efficient and innovative regulatory programs that safeguard the integrity of the derivatives markets.

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NFA's Information Center
Monday-Friday, 8:00 a.m. - 5:00 p.m. CT
312-781-1410 or 800-621-3570
information@nfa.futures.org

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© 2023 National Futures Association All Rights Reserved.



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

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DMP Filing System

- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID 0291281 🔍 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Regulatory Disclosure Matter Summary (5 DMPs)

Show 100 ⬍ entries   Search: _____

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	15096	06/07/2019	JUNE 2019, FINANCIAL SERVICES AGENCY OF JAPAN				
	15095	03/19/2017	GERMAN EQUITIES - DELAY IN FILING DISCLOSURES				
	15099	10/30/2013	MTS TRADING SUSPENSION 2005				
	15098	10/30/2013	LATE DISCLOSURE OF SUBSTANTIAL SHAREHOLDING IN SINGAPORE LISTED SECURITIES				
	15097	10/02/2013	2009 - CONSOB AND BREACH OF SHORT-SELLING RULES				

❓ Archived Regulatory Disclosure Matter Summary (5 DMPs) ⌃

Show 100 ⬍ entries   Search: _____

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	18410	10/24/2022	FINANCIAL CONDUCT AUTHORITY 0000	FINAL	8/2022		
E	16829	12/02/2019	PRUDENTIAL REGULATION AUTHORITY (UK) ...	FINAL	11/2019		
	15102	10/02/2013	2004 - CAPITAL BREACH DATED 27 JANUARY 2004				
	15104	10/02/2013	FINANCIAL SERVICES AUTHORITY ("FSA") PRIVATE WRITTEN WARNING LETTER DATED 16 AUGUST 2006				
	15103	10/02/2013	FINANCIAL SERVICES AUTHORITY FINAL NOTICE 28 JUNE 2005				

NFA is the premier independent provider of efficient and innovative regulatory programs that safeguard the integrity of the derivatives markets.

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CONTACT US
LOG OUT

NFA's Information Center
Monday-Friday, 8:00 a.m. - 5:00 p.m. CT
312-781-1410 or 800-621-3570
information@nfa.futures.org

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Disciplinary Information - Financial Disclosures

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

 ORS

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DMP Filing System

- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID 0291281 🔍 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Financial Disclosure Matter Summary (2 DMPs)

Show 100 ⇕ entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	15100	10/02/2013	LEHMAN BROTHERS BANKRUPTCY PROCEEDINGS				
	15101	10/02/2013	TRIBUNE COMPANY BANKRUPTCY				

❓ Archived Financial Disclosure Matter Summary ⌃

There are currently no archived DMPs.



Registration Contact Information

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**N/A**
Email	**LESLIE.COOMBS@CITI.COM**



Enforcement/Compliance Communication Contact Information

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**



Membership Information

Viewed on April 19, 2023

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **No**



Membership Contact Information

Membership Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Accounting Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Arbitration Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Compliance Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Chief Compliance Officer Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Branch Office Manager List

NFA ID			
0291281	Enter	CITIGROUP GLOBAL MARKETS LIMITED	

No information available.

Branch Office Manager List

NFA ID	0291281 Enter	CITIGROUP GLOBAL MARKETS LIMITED

No information available.

NFA ID	0291281		CITIGROUP GLOBAL MARKETS LIMITED
Sponsor ID		Enter	

Filter By:
Form Message

Process Date	Sponsor NFA ID	Form Message	User Name
10/24/2022		FIRM REGULATORY DMP ADDED - 18410	BROWNZ
01/20/2022		BUSINESS LOCATIONS CHANGED	WARDJ
12/02/2019		FIRM REGULATORY DMP ADDED - 16829	LOVEA
06/07/2019		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
06/07/2019		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOVEA
11/22/2017		BUSINESS LOCATIONS CHANGED	LOVEA
03/19/2017		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
08/24/2016		BUSINESS LOCATIONS CHANGED	LOVEA
03/18/2016		BUSINESS LOCATIONS CHANGED	LOVEA
05/07/2014		BUSINESS LOCATIONS CHANGED	LOVEA
10/30/2013		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
10/30/2013		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	LOVEA
10/30/2013		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
10/30/2013		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOVEA
10/30/2013		FIRM REGULATORY DISCLOSURE QUESTION E CHANGED	LOVEA
10/02/2013		FIRM APPLICATION FILED	LOVEA
10/06/2011		BUSINESS LOCATIONS CHANGED	NFICCDM
11/02/2004		BUSINESS LOCATIONS CHANGED	NFICCZK
04/07/2003		FIRM NAME CHANGED	NFRGYXC
04/07/2003		FORM OF ORGANIZATION CHANGED	NFRGYXC